UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

December 2004

TOTAL S.A.
(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-
2(b) : 82-             .)

SIGNATURES
EXHIBIT INDEX
EX 99.1: Appointments
EX 99.2: Iran: Pars LNG
EX 99.3: Solar power
EX 99.4: Block B
EX 99.5: Notice to NYSE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: January 6th, 2005	By:	/s/ Charles Paris de Bollardière

Name: Charles PARIS de BOLLARDIERE
Title: Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	Appointments (December 6, 2004).

➢	EXHIBIT 99.2:	Iran : Step forward for Pars LNG integrated project (December 7, 2004).

➢	EXHIBIT 99.3:	Solar power : Photovoltech to significantly Increase Photovoltaic Cell Production Capacity (December 16, 2004).

➢	EXHIBIT 99.4:	Total updates Block B contractual terms in Sudan in view of possibly resuming operations once peace restored (December 21, 2004).

➢	EXHIBIT 99.5:	Notice of Repurchase of Ordinary Shares of Total (January 5, 2004).